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                           UNITED STATES OF AMERICA

                 BEFORE THE SECURITIES AND EXCHANGE COMMISSION


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                                              :
              In the Matter of                :
                                              :
      OHIO VALLEY ELECTRIC CORPORATION        :  CERTIFICATE OF
               Piketon, Ohio                  :  NOTIFICATION
                                              :  NO. 9
                 (70-8527)                    :
                                              :
Public Utility Holding Company Act of 1935    :
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      THIS IS TO CERTIFY THAT OHIO VALLEY  ELECTRIC  CORPORATION,  in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 28, 1994, amended December 12, 1996, March 4, 1998 and December 6, 1999, made short-term note borrowings from banks during the calendar quarter ended March 31, 2000, as summarized in Exhibit A.

      This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

                              OHIO VALLEY ELECTRIC CORPORATION


                              By: /s/ John F. Di Lorenzo, Jr.
                                      Assistant Secretary


Dated:  April 24, 2000


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
                                                        EXHIBIT A

  SHORT TERM        ISSUE        MATURITY              INTEREST       PRINCIPAL                            MATURITY
   DEBT TYPE        DATE           DATE        DAYS     RATE %         BORROWED          INTEREST           VALUE
      BL           01/28/2000      07/26/2000     180   6.84000       $ 5,000,000.00      $171,000.00     $ 5,171,000.00
      BL           02/22/2000      07/31/2000     160   7.02380         5,000,000.00       156,084.44       5,156,084.44
      BL           03/01/2000      07/31/2000     152   7.26000         5,000,000.00       153,266.67       5,153,266.67
      BL           03/28/2000      09/25/2000     181   7.56000         5,000,000.00       190,050.00       5,190,050.00
